FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2002, through June 7, 2002

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica per Azioni)
(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date:June 7, 2002

By:
Name: Vincenzo Covelli
Title: Director

List of exhibits regarding the **FORM 6-K** dated June 7, 2002 for the month of June 2002 through June 7, 2002:

1) Press release of June 7, 2002 regarding Telecom Italia Group's disposal plan in Austrria:

- Mobilkom Austria stake to be sold for 716 mln. Euros;
- Agreement reached with OIAG for a co-ordinated exit from Telekom Austria starting second half 2002.

TELECOM ITALIA

Telecom Italia Group's disposal plan continues

MOBILKOM AUSTRIA STAKE TO BE SOLD FOR 716 MLN EUROS

AGREEMENT REACHED WITH ÖIAG FOR A CO-ORDINATED EXIT FROM TELEKOM AUSTRIA STARTING SECOND HALF 2002

Rome, 7 June 2002 - The Telecom Italia Group has reached an agreement with Telekom Austria for the sale of TIM's 25% stake in Mobilkom Austria, held through Autel, a holding company 100% owned by TIM. The Group has also reached an agreement with ÖIAG (Österreichische Industrieholding AG), Telekom Austria's main shareholder, for a gradual and co-ordinated disposal of Telecom Italia's interest in Telekom Austria starting from the second half of 2002.

TIM's disposal of Mobilkom will generate proceeds of €716 million out of which €690 represents the price of the stake and €26 million represents the dividend for the 2001 financial year. The capital gain for TIM, on a consolidated basis, will correspond to €163 million.

The acquisition does not require clearance by the relevant antitrust authorities and is expected to close before the end of June 2002.

In conjunction with the Mobilkom transaction, Telecom Italia has also reached an agreement with ÖIAG regarding an adjustment of the current shareholder agreements concerning Telekom Austria, in which Telecom Italia has a 29.8% stake.

The revised agreements will allow Telecom Italia to undertake a gradual, co-ordinated disposal of its interest in Telekom Austria, while paving the way for ÖIAG to take further steps in its privatization of the Austrian telephone company. While Telecom Italia and ÖIAG will continue to review strategic alternatives for the sale of their stakes in Telekom Austria, they have the right to dispose of shares in the public market in the following way:

- in the second half of 2002 Telecom Italia will have the right to dispose of up to 75 million shares in a public market transaction (approximately half of Telecom Italia's holding in Telekom Austria);

- in 2003 ÖIAG will have the right to place 25 million shares of any offering; Telecom Italia will then have the right to sell any residual shares of the 75 million shares previously authorized;
- for any shares sold thereafter in a public market transaction Telecom Italia and ÖIAG will have the right to sell an equal number of shares.

Revision of the shareholder agreements requires Telecom Italia to forfeit some of its special rights (granted at the time of acquisition, in acknowledgement of its role as strategic partner). Following the sale of the first 50 million shares, and in any event no later than 30 April 2003, the remaining special rights will expire, as will the terms of the two representatives of Telecom Italia on the Supervisory Board, who shall be replaced by two independent shareholder representatives.

At the next ordinary shareholders meeting of Telekom Austria on 12 June 2002, ÖIAG and Telecom Italia shall vote in favor of the conversion of all registered shares into bearer shares.

Communication & Media Relations: +3906.3688.2023/2066
www.telecomitalia.it/stampa

Investor Relations: +3906.36882560/2381
www.telecomitalia.it/investor